FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
	Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL	OMB Number 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses)	OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Westerholm Gary L. (Last) (First) (Middle)	4. Issuer Name and Ticker or Trading Symbol McKenzie Bay International, Ltd. MKBY
3362 Moraine Drive (Street)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title Other (specify below) below) President, Chief Executive Officer
Brighton Michigan 48114 (City) (State) (Zip)	6. If Amendment, Date of Original (Month/Day/Year) 11/26/02
2. Date of Event Requiring Statement (Month/Day/Year) 5/13/2002	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	3,957,700	I	The Westerholm Family Living Trust Dated June 8, 1995
Common Stock	200,000	I	Held by Spouse
Common Stock	1,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1473 (7-02)

Form 3 (continued)	Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	3/16/99	3/15/04	Common Stock	100,000	$1.00	D
Stock Option (Right to Buy)	2/21/03	2/20/07	Common Stock	66,667	$1.49	D
Stock Option (Right to Buy)	2/21/04	2/20/07	Common Stock	66,666	$1.49	D
Stock Option (Right to Buy)	2/21/05	2/20/07	Common Stock	66,667	$1.49	D
Stock Option (Right to Buy)	9/20/01	9/19/11	Common Stock	430,000	$1.00	D

Explanation of Responses:

	Gary L. Westerholm By /s/ Gary L. Westerholm	February 12, 2003
**Intentional misstatements or omissions of facts constitute Federal Criminal	**Signature of Reporting Person	Date
Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Tashia L. Rivard Attorney-in-Fact

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

LIMITED POWER OF ATTORNEY

          The undersigned does hereby constitute and appoint GARY WESTERHOLM, GREGORY N. BAKEMAN, DONALD C. HARMS, R. PAUL GUERRE and TASHIA L. RIVARD, or any one or more of them, his or her true and lawful attorneys and agents, with full power of substitution in the premises, to do any and all acts and things and to execute and file any and all instruments that such attorneys and agents, or any of them, may consider necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange Commission in respect thereof, in connection with his or her intended sale of any security related to MCKENZIE BAY INTERNATIONAL, LTD. (the "Company") pursuant to Rule 144 issued under the Securities Act and the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of the Company that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Sections 13 or 16 of the Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report, application or statement on Form ID, Forms 3, 4, 5 or 144, Schedules 13D or 13G, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

          The undersigned agrees that the attorneys-in-fact named herein represent the Company in connection with the securities matters addressed herein, and do not represent the undersigned in his or her personal capacity in connection with such matters. The undersigned agrees that the attorneys-in-fact named herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact. The undersigned also agrees to indemnify and hold harmless the attorneys-in-fact against any losses, claims, damages or liabilities (or actions in respect thereof) that arise out of or are based upon any untrue statement or omission of necessary fact in the information provided by the undersigned to the attorneys-in-fact for purposes of executing, acknowledging, delivering or filing any such forms, or any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto.

          This authorization shall supersede all prior authorizations to act for the undersigned with respect to securities of the Company in these matters, which prior authorizations are hereby revoked, and shall survive the termination of the undersigned's status as a director and/or officer of the Company and remain in effect thereafter for so long as the undersigned (in his or her individual capacity or in a fiduciary or other capacity) is subject to Rule 144 with respect to securities of the Company or has any obligation under Section 16 of the Exchange Act with respect to securities of the Company.

Date: November 15, 2002	/s/ Gary L. Westerholm
Gary L. Westerholm